



Amir Harati · 3rd

Principle Machine Learning Engineer and Director @ idea labs
Toronto, Ontario, Canada · **Contact info**

500+ connections

idea labs inc

Temple University

Experience



Principle Machine Learning Engineer and Founder
idea labs inc
Feb 2019 – Present · 2 yrs 9 mos
Toronto, Ontario, Canada

Idea labs inc provides Machine learning and software engineering services. Current projects involve Speech and Text modalities in applications such as depression/anxiety prediction and NLU. To get more information, about type of projects we can deliver, please contact me directly.
http://idealabs.ai

 idealabs.ai

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Lead Machine Learning Engineer
susuROBO
May 2020 – Present · 1 yr 6 mos



Senior Machine Learning Consultant
Ellipsis Health
Feb 2019 – Present · 2 yrs 9 mos
Remote

I am responsible to provide machine learning solution for depression and anxiety detection. I am working as an independent contractor through idea labs inc (Canadian company).
(before moving to Canada I was working for EH in US through a different agreement between May 2018-Jan 2019).



Scientific Adviser- co-founder
Biosignal analysis
Oct 2015 – Present · 6 yrs 1 mo

The position is related to my previous research job at NEDC (Temple university) . That research resulted in a company (BioSignal Analytics) which I also serve as a scientific consultant (I am also one of co-founders).



Speech Recognition and Machine Learning Engineer
Jibo, Inc.
Jul 2015 – Apr 2018 · 2 yrs 10 mos
Redwood City, CA

Working on different conversational technologies and Machine Learning applications for Jibo.

 **Jibo Makes TIME's Best Inventions of 2017**

Show 3 more experiences ⌄

Education



Temple University
Doctor of Philosophy (Ph.D.), Computer and Electrical Eng., 4/4
2010 – 2015

Media (1)



NONPARAMETRIC BAYESIAN
APPROACHES FOR ACOUSTIC...


K. N. Toosi University of Technology
Master's Degree, Electrical, Electronics and Communications Engineering, 18.17/20
2005 – 2007

Volunteer experience


Poster section chair for IEEE SPMB
IEEE
Dec 2014 · 1 mo
Science and Technology